srk consulting

SRK Consulting (Canada) Inc.
1300 – 151 Yonge Street
Toronto, Ontario, Canada
M5C 2W7

T: +1 416.601.1445
F: +1 416.601.9046

toronto@srk.com
www.srk.com

Project number: 5CR008.001

Sudbury, August 9, 2013

To:
Securities Regulatory Authorities
B. C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Office of the Superintendent of Securities,
Government of Newfoundland and Labrador
Toronto Stock Exchange

CONSENT of AUTHOR

I, Sébastien B. Bernier, do hereby consent to the public filing of the technical report entitled "Preliminary Economic Assessment of the F2 Gold System, Phoenix Gold Project, Red Lake, Ontario" (the Technical Report) and dated August 9, 2013, and to the filing of the Technical Report with any securities regulatory authorities.

I further consent to Rubicon Minerals Corporation (the "Company") filing the report on SEDAR and confirm that I have read and approved the press release of the Company dated June 25, 2013 (the "Disclosure") in which the findings of the Technical Report are disclosed.

I also confirm that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Dated this 9th day of August, 2013.

Sébastien B. Bernier "signed and sealed"
Sébastien B. Bernier PGeo
Principal Consultant (Resource Geology)

Local Offices:
Saskatoon
Sudbury
Toronto
Vancouver
Yellowknife

Group Offices:
Africa
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Australia
Europe
North America
South America